Via Facsimile and U.S. Mail
Mail Stop 6010

January 30, 2007

Mr. Evan Myrianthopoulos
Chief Financial Officer
DOR Biopharma, Inc.
1101 Brickell Avenue, 701-S
Miami, FL 33131

      Re: **DOR Biopharma, Inc.**
              Form 10-KSB for the Fiscal Year Ended December 31, 2005
              Filed March 31, 2006
              File No. 000-16929

Dear Mr. Myrianthopoulos:

     We have completed our review of your Form 10-KSB and have no further comments at this time.

                  Sincerely,

                  Jim B. Rosenberg
                  Senior Assistant Chief Accountant